787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

May 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust
(Securities Act File No. 333-187842, Investment Company Act File No. 811-22021)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to telephonic comments provided by Laura E. Hatch of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on May 21, 2013, to the undersigned of our firm regarding our responses filed on May 20, 2013 to your initial comments to the Fund’s registration statement on Form N-2 (“Registration Statement”) provided via correspondence on May 10, 2013.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

General

(1) Comment: In various parts of the Registration Statement there is disclosure to the effect that the Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities, and that such liabilities exclude any outstanding senior securities. Please provide a more specific description than “outstanding senior securities.”

Response: The requested changes have been made.

*    *    *    *

The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

Securities and Exchange Commission

May 21, 2013

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust
Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust
Wayne Pinsent, The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP